FORM 11-K
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                                  ANNUAL REPORT

                            PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

(X)  Annual report  pursuant to Section 15(d) of the Securities  Exchange Act of
     1934

                         Commission file number 0-016473

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                  SSE Telecom, Inc. 401(k) Profit Sharing Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                SSE Telecom, Inc.
                            47823 Westinghouse Drive
                                Fremont, CA 94539

                                    SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                                     SSE TELECOM, INC.
                                                     401(k) PROFIT SHARING PLAN



Date:  June 26, 2000                        By       /s/ John Marsh
                                                     --------------------------
                                                          John Marsh
                                                          Corporate Controller


                                                                         1 of 13
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                                SSE TELECOM, INC.

                           401(k) PROFIT SHARING PLAN

                              FINANCIAL STATEMENTS

                           DECEMBER 31, 1999 AND 1998


                                                                         2 of 13
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                                SSE TELECOM, INC.
                           401(k) PROFIT SHARING PLAN

                              Financial Statements

                     Years ended December 31, 1999 and 1998

                                Table of Contents

Independent Accountants' Report................................................4


Financial Statements:

Statements of Net Assets Available for Benefits................................5
Statements of Changes in Net Assets Available for Benefits.....................6
Notes to Financial Statements..................................................7


                                                                         3 of 13

To the Participants and
Plan Administrator of the
SSE Telecom, Inc.
401(k) Profit Sharing Plan

                         INDEPENDENT ACCOUNTANTS' REPORT

         We have audited the financial statements of the SSE Telecom, Inc. 401(k) Profit Sharing Plan (the Plan) as of December 31, 1999 and 1998, and for the years then ended, as listed in the accompanying table of contents. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.



                                         By    /s/Mohler, Nixon & Williams
                                                  ------------------------
                                                  MOHLER, NIXON & WILLIAMS
                                                  Accountancy Corporation

Campbell, California
May 17, 2000


                                                                         4 of 13

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                                SSE TELECOM, INC.
                           401(k) PROFIT SHARING PLAN

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS


                                                       December 31,
                                             ------------------------------
                                                1999                 1998
                                             ----------          ----------
Investments, at fair value                   $5,333,100          $5,648,934
Investments, at contract value                  251,205             317,491
                                             ----------          ----------
     Net assets available for benefits       $5,584,305          $5,966,425
                                             ==========          ==========




                    See independent accountants' report and
                  accompanying notes to financial statements.


                                                                         5 of 13
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                                SSE TELECOM, INC.
                           401(k) PROFIT SHARING PLAN

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS


                                                         For the years ended
                                                              December 31,
                                                      --------------------------
                                                          1999          1998
                                                      -----------    -----------

Additions to net assets attributed to:

     Investment income:
          Dividends and interest                      $   443,310    $    30,963
          Net realized and unrealized appreciation
               in fair value of investments               722,830        746,270
                                                      -----------    -----------
                                                        1,166,140        777,233
                                                      -----------    -----------
     Contributions:
          Participants'                                   622,826        972,850
          Employer's                                      109,849        150,576
                                                      -----------    -----------
                                                          732,675      1,123,426
                                                      -----------    -----------
               Total additions                          1,898,815      1,900,659
                                                      -----------    -----------
Deductions from net assets attributed to:

     Withdrawals and distributions                      2,258,102      1,252,563
     Administrative expenses                               22,833         16,888
                                                      -----------    -----------
               Total deductions                         2,280,935      1,269,451
                                                      -----------    -----------
          Net increase (decrease)                        (382,120)       631,208

          Net assets available for benefits:
               Beginning of year                        5,966,425      5,335,217
                                                      -----------    -----------
               End of year                            $ 5,584,305    $ 5,966,425
                                                      ===========    ===========


                    See independent accountants' report and
                  accompanying notes to financial statements.

                                                                         6 0f 13

                                SSE TELECOM, INC.
                           401(k) PROFIT SHARING PLAN

                          NOTES TO FINANCIAL STATEMENTS

                           December 31, 1999 and 1998

Note 1 - The Plan and its significant accounting policies:

         The following description of the SSE Telecom, Inc. (the Company) 401(k) Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

         The Plan is a defined contribution plan that was established in 1981 by the Company to provide benefits to eligible employees. The Plan covers all regular employees of the Company who are not otherwise covered by a collective bargaining agreement.

         The Plan administrator believes that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code and the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Administration -

         The Company has appointed an administrative committee (the Committee) to manage the operation and administration of the Plan. The Company contracted with the Union Bank of California (Union Bank) to act as the custodian and trustee of Plan investments and to maintain the records of participant data. Substantially all expenses incurred for administering the Plan are paid by the Company.

Basis of accounting -

         The financial statements of the Plan are prepared on the accrual method of accounting. Participants and Company contributions are recorded in the period during which the Company makes payroll deductions from participant's earnings. Benefits are recorded when paid.

Investments -

         Investments of the Plan are held by Union Bank and invested based solely upon instructions received from participants. The Committee added the SSE Telecom, Inc. Stock Fund (SSET Stock Fund) as an additional investment option in 1997. The fund is invested in shares of the Company's common stock. Participants' investments in the SSET Stock Fund were restricted to a maximum of 10% of their total account value.

                                                                         7 of 13
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         Effective  July  1,  1999,  the  fund  was  frozen  by  the  Committee.
Henceforth, participants are permitted to transfer their investments from the SSET Stock Fund but no new contributions or transfers into the fund are permitted.

         The Plan's investment in mutual funds and the SSET Stock Fund are valued at fair value as of the last day of the Plan year, as measured by quoted market prices. The Union Bank Stable Value fund is a collective trust fund invested primarily in a diversified portfolio of guaranteed insurance contracts and is valued at contract value (purchase price plus interest) as of the last day of the Plan year as reported by Union Bank. The yield fluctuates daily and was 5.83% and 5.93% at December 31, 1999 and 1998, respectively. Participant loans are valued at cost, which approximates fair value.

Income taxes -

         The Plan has applied for and received a favorable determination letter dated October 23, 1998. The Company believes that the Plan is operated in accordance with, and qualifies under, the applicable requirements of the Internal Revenue Code and related state statutes, and that the Trust, which forms a part of the Plan, is exempt from federal income and state franchise taxes.

Reclassifications -

         Certain reclassifications were made in the 1998 financial statements to conform with the 1999 presentation.

Estimates -

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and uncertainties -

         The Plan provides for various investment options in any combination from among 14 different funds including the SSET Stock Fund. Investment securities are exposed to various risks, such as interest rate, market fluctuations and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

                                                                         8 of 13
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New accounting pronouncement -

         In September 1999, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position
(SOP) 99-3, "Accounting for and Reporting of Certain Defined Contribution Benefit Plan Investments and Other Disclosure Matters." This SOP eliminates the previous requirement for a defined contribution plan to disclose participant-directed investment programs by fund. SOP 99-3 is effective for financial statements for plan years ended after December 15, 1999. The Plan has adopted SOP 99-3 in its financial statements for the years ended December 31, 1999 and 1998.

Note 2 - Participation and benefits:

Participant contributions -

         Participants may elect to have the Company contribute a percentage, from 1% to 20%, of their eligible pre-tax compensation up to the amount allowable under current income tax regulations. Participants who elect to have the Company contribute a portion of their compensation to the Plan agree to accept an equivalent reduction in taxable compensation. Contributions withheld are invested in accordance with the participant's direction and are allocated to funds in 1% increments.

         Participants are also allowed to make rollover contributions of amounts received from other tax-qualified employer-sponsored retirement plans. Such contributions are deposited in the appropriate investment funds in accordance with the participant's direction and the Plan's provisions.

Employer contributions -

         The Company is allowed to make matching contributions as defined in the Plan and as approved by the Board of Directors. In 1999 and 1998, the Company matched 50% of each eligible participant's contribution up to a maximum of 6% of the participant's compensation, not to exceed $1,000 per year. The Plan also allows for a discretionary profit sharing contribution. No discretionary contribution has been made for the years ended December 31, 1999 and 1998.

Participant accounts -

         Each participant's account is credited with the participant's contribution, Plan earnings or losses and an allocation of the Company's contribution, if any, and forfeitures of terminated participants' nonvested accounts. Allocation of the Company's contribution is based on participant contributions.

                                                                         9 of 13
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Payment of benefits -

         Upon termination, the participant or beneficiary will receive the benefits in a lump sum amount equal to the value of the participant's vested interest in his or her account. The Plan allows for automatic lump sum distribution of participant vested account balances which do not exceed $5,000.

Loans to participants -

         The Plan allows participants to borrow not less than $1,000 and up to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the participant's vested balance. Such loans bear interest at the available market financing rates and must be repaid to the Plan within a five-year period, unless the loan is used for the purchase of a principal residence in which case the maximum repayment period may be extended. The specific terms and conditions of such loans are established by the Committee. Outstanding loans at December 31, 1999 carry interest rates, which range from 8.78% to 9.91%.

Vesting -

         Participants are immediately vested in their salary deferral, rollover contributions and related earnings. Participants vest in the Company matching contributions and profit sharing contributions allocated to their account as follows:

                  Years of service             Vested percentage
                  ----------------             -----------------

                     One year                         20%
                     Two years                        40%
                     Three years                      60%
                     Four years                       80%
                     Five or more years              100%

                                                                        10 of 13

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Note 3 - Investments:

         The following table includes the contract or fair values of investments and investment funds that represent 5% or more of the Plan's net assets at December 31:

                                                    1999              1998
                                                    ----              ----

    T. Rowe Price:
         International Stock Fund                                $       12,342
         Small-Cap Value Fund                  $      259,721           384,261
         Science and Technology Fund                                    110,797
         Balanced Fund                                                   11,929
         Spectrum Income Fund                         122,316           192,831
    Highmark Diversified Money Market Fund            194,994           223,053
    Union Bank Stable Value Fund                      251,205           317,491
    Strong Corporate Bond Fund                        208,099           188,115
    Vanguard Total Stock Market Fund                  469,613           662,780
    Vanguard Asset Allocation Fund                    673,165           750,422
    Highmark Value Momentum Fund                      303,429           374,327
    Vanguard Primecap Fund                          1,231,723         1,016,647
    Dreyfus Appreciation Fund                         752,310           931,775
    Templeton World I Fund                            531,802           555,560
    Invesco Dynamics Fund                              91,820
    Janus Twenty Fund                                 169,099
    SSET Stock Fund                                   127,857            17,679
    Participant Loans                                 197,152           216,416
                                               --------------    --------------
             Assets held for investment
                  purposes                     $    5,584,305    $    5,966,425
                                               ==============    ==============

         During 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

                                                    Years ended December 31,
                                                    1999              1998
                                                    ----              ----

         SSET Stock                            $     134,084      ($    39,798)
         Mutual Funds                                588,746           786,068
                                               -------------       -----------

                                               $     722,830       $   746,270
                                               =============       ===========

                                                                        11 of 13
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Note 4 - Related party transactions:

         Certain Plan investments are in a collective trust managed by the Plan trustee, Union Bank. These transactions qualify as party-in-interest. Any purchases and sales of these funds are open market transactions at fair market value. Such transactions are permitted under the provisions of the Plan and are exempt from the prohibition of party-in-interest transactions under ERISA and applicable exemptions promulgated thereunder.

         As allowed in the Plan up to July 1, 1999, participants could elect to invest a portion of their accounts in the common stock of the Company. Aggregate investment in Company common stock was as follows at December 31, 1999 and 1998:

         Date                         Number of shares  Fair value     Cost
         ----                         ----------------  ----------     ----

         1999                            13,736         $  127,857   $46,131
                                                        ==========   =======

         1998                            12,263         $   16,173   $56,670
         Cash in stock liquidity fund                        1,506     1,683
                                                        ----------   -------

                                                        $   17,679   $58,353
                                                        ==========   =======

Note 5 - Plan termination and/or modification:

         The Company intends to continue the Plan indefinitely for the benefit of its employees; however, it reserves the right to terminate and/or modify the Plan at any time by resolution of its Board of Directors and subject to the provisions of ERISA. In the event the Plan is terminated in the future, participants would become fully vested in their accounts.

         Due to a reduction in force of 54 employees in 1999, the Plan experienced a partial termination. By resolution of the Board of Directors of the Company and in accordance with ERISA regulations, affected participants were immediately 100% vested in their entire account balance.

Note 6 - Subsequent event:

         As of May 17, 2000, Plan assets have decreased in value since December 31, 1999 by approximately $63,000 due to market fluctuations.

                                                                        12 of 13
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                                                                       Exhibit 1




                       CONSENT OF INDEPENDENT ACCOUNTANTS

         We consent to the incorporation by reference in the Registration Statements on Form S-8 (No. 33-52072 and No. 333-31289) of SSE Telecom, Inc. of our report dated May 17, 2000, with respect to the financial statements of the SSE Telecom, Inc. 401(k) Profit Sharing Plan included in this Annual Report Form 11-K.




                                             MOHLER, NIXON & WILLIAMS
                                             Accountancy Corporation

Campbell, California
June 26, 2000

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